Exhibit 99.1

BALLARD POWER SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	March 31, 2006	December 31, 2005

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$80,543	$148,919
Short-term investments	140,666	84,114
Accounts receivable	12,253	14,666
Inventories	15,079	13,847
Prepaid expenses and other current assets	1,142	1,409

	249,683	262,955
Property, plant and equipment	58,681	60,045
Intangible assets	34,044	37,588
Goodwill	155,324	155,324
Investments	7,544	8,852
Other long-term assets	188	110

	$505,464	$524,874

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$17,427	$24,655
Deferred revenue	4,475	811
Accrued warranty liabilities	13,592	16,451

	35,494	41,917
Long-term liabilities	10,485	10,142

	45,979	52,059
Shareholders’ equity:
Share capital	1,163,827	1,161,281
Contributed surplus	63,325	62,017
Accumulated deficit	(767,431)	(750,247)
Cumulative translation adjustment	(236)	(236)

	459,485	472,815

	$505,464	$524,874

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ian Bourne”	“Douglas Whitehead”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Operations and Accumulated Deficit
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended March 31

	2006	2005

Revenues:
Product and service revenues	$8,281	$10,988
Engineering development revenue	4,255	—

Total revenues	12,536	10,988
Cost of revenues and expenses:
Cost of product and service revenues	4,346	11,609
Research and product development	14,936	20,073
General and administrative	3,574	4,390
Marketing	1,933	2,072
Depreciation and amortization	5,385	6,914

Total cost of revenues and expenses	30,174	45,058

Loss before undernoted	(17,638)	(34,070)
Investment and other income	1,993	2,323
Loss on disposal and write-down of long-lived assets	(65)	(4)
Equity in loss of associated companies	(1,340)	(604)

Loss before income taxes	(17,050)	(32,355)
Income taxes	134	91

Net loss for period	(17,184)	(32,446)
Accumulated deficit, beginning of period	(750,247)	(663,264)

Accumulated deficit, end of period	$(767,431)	$(695,710)

Basic loss per share	$(0.15)	$(0.26)

Weighted average number of common shares outstanding	112,860,802	122,731,699

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended March 31

	2006	2005

Cash provided by (used for):
Operating activities:
Net loss for period	$(17,184)	$(32,446)
Items not affecting cash:
Compensatory shares	1,797	2,244
Depreciation and amortization	6,122	7,832
Loss on sale and write-down of long-lived assets	65	4
Equity in loss of associated companies	1,340	604
Other	(82)	(83)

	(7,942)	(21,845)

Changes in non-cash working capital:
Accounts receivable	2,413	4,649
Inventories	(1,232)	(2,451)
Prepaid expenses and other current assets	267	338
Accounts payable and accrued liabilities	(5,171)	(4,677)
Deferred revenue	3,746	(1,094)
Accrued warranty liabilities	(2,859)	(1,070)
Net current assets and liabilities held for sale (note 2)	—	2,212

	(2,836)	(2,093)

Cash used by operations	(10,778)	(23,938)

Investing activities:
Net increase in short-term investments	(56,552)	(62,520)
Additions to property, plant and equipment	(1,334)	(471)
Proceeds on sale of property, plant and equipment	55	61
Investments	(32)	(37)
Other long-term assets	(78)	(460)
Long-term liabilities	343	160

	(57,598)	(63,267)

Financing activities:
Net proceeds on issuance of share capital	—	44,887

	—	44,887

Decrease in cash and cash equivalents	(68,376)	(42,318)
Cash and cash equivalents, beginning of period	148,919	188,748

Cash and cash equivalents, end of period	$80,543	$146,430

Supplemental disclosure of cash flow information (note 5)
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Basis of presentation

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2005. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (“GAAP”) because certain information included in the Corporation’s Consolidated Financial Statements for the year ended December 31, 2005 has not been included in this report. These consolidated financial statements are unaudited but reflect all adjustments required for the fair presentation in accordance with GAAP and should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2005.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

2.	Assets held for sale

During the year ended December 31, 2005, the Corporation completed the sale of its interest in its German subsidiary, Ballard Power Systems AG (“BPSAG”), to DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”).  In anticipation of the sale, current assets and liabilities related to BPSAG were reclassified as current assets and liabilities held for sale.

3.	Employee future benefits

The Corporation maintains a defined benefit pension plan covering employees in the United States.  The benefits under the pension plan are based on years of service and salary levels.  Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits.

The defined benefit expense of the Corporation’s defined benefit pension plan and other benefit plan, in aggregate, is as follows:

	Three months ended March 31

	2006	2005

Pension plan	$250	$348
Other benefit plan	205	118

	$455	$466

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Share capital

	2006		2005

	Number of shares	Amount	Number of shares	Amount

Common shares:
Balance, beginning of period	112,750,113	$1,161,281	118,778,844	$1,231,689
Issued for cash (net of issue costs)	—	—	4,457,545	44,887
Share distribution plan	433,130	2,546	441,949	2,486

Balance, end of period	113,183,243	$1,163,827	123,678,338	$1,279,062

Class A share:
Balance, beginning and end of period	1	—	1	—
Class B share:
Balance, beginning and end of period	1	—	1	—

Total shares, end of period	113,183,245	$1,163,827	123,678,340	$1,279,062

During the three months ended March 31, 2006, compensation expense of $895,000 (2005 – $961,000) was recorded in net income as a result of fair value accounting for stock options.

During the three months ended March 31, 2006, 1,309,250 (2005 – 779,250) options for shares were granted with a weighted average fair value of $3.87 per share (2005 - $3.95) and vesting periods of three years.  The fair value of options issued during the period was determined using the Black-Scholes valuation model under the following assumptions:

	Three months ended March 31

	2006	2005

Expected life	7 years	7 years
Expected dividends	Nil	Nil
Expected volatility	59%	60%
Risk-free interest rate	4%	4%

Pro-forma disclosure is required to reflect the impact on the Corporation if it had elected to adopt the fair value method of accounting from inception of the standard, being January 1, 2002.  As at December 31, 2005, all stock options granted prior to December 31, 2002 had been fully vested; therefore, no pro forma information is required for the three months ended March 31, 2006.  If computed fair values of the options had been amortized to expense over their vesting periods, the net loss and net loss per share would have been:

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Share capital (cont’d)

Three months ended March 31
2005

Net loss	$32,446
Compensation charge related to options granted	4,050

Pro-forma net loss	$36,496

Pro-forma basic and diluted loss per share	$0.30

As at March 31, 2006, options to purchase 6,076,950 common shares were outstanding.

5.	Supplemental disclosure of cash flow information

	Three months ended March 31

	2006	2005

Income taxes paid	$—	$38
Non-cash financing and investing activities:
Compensatory shares	$2,223	$2,365

6.	Segmented financial information

The Corporation’s business operates in three market segments, Automotive, Power Generation and Material Products. The Corporation designs, develops and manufactures PEM fuel cell products and electric drive systems for the Automotive market segment. The Corporation designs, develops and manufactures PEM fuel cell products and power electronics for the Power Generation market segment.  The Corporation’s Material Products segment designs, develops and manufactures carbon fiber products primarily for sale to automotive manufacturers for automotive transmissions and gas diffusion layer materials for the PEM fuel cell industry.

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which segment managers are held accountable.  Segment expenses include research and product development costs directly related to individual segments.  Costs associated with shared services and other shared costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing and general and administrative, which apply generally across all segments and are reviewed separately by senior management. A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property and goodwill, are common across the segments.  Therefore, management does not classify asset information on a segmented basis.  Instead, performance assessments of these assets and related resource allocations are done on a portfolio basis.  No change in segment definition has been made in the quarter.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

6.	Segmented financial information (cont’d)

	Three months ended March 31

	2006	2005

Revenues
Automotive	$6,920	$7,474
Power Generation	2,428	853
Material Products	3,188	2,661

	$12,536	$10,988

Segment income (loss) for period(1)
Automotive	$650	$(7,471)
Power Generation	(20)	(1,118)
Material Products	129	(508)

Total	$759	(9,097)
Corporate amounts
Research and product development	(7,505)	(11,597)
General and administrative	(3,574)	(4,390)
Marketing	(1,933)	(2,072)
Depreciation and amortization	(5,385)	(6,914)
Investment and other income	1,993	2,323
Loss on sale and write-down of long-lived assets	(65)	(4)
Equity in loss of associated companies	(1,340)	(604)

Loss before income taxes	$(17,050)	$(32,355)

(1)	Research and product development costs directly related to segments are included in segment income (loss) for the period.

BASIS OF PRESENTATION

This discussion and analysis covers our interim consolidated financial statements for the three months ended March 31, 2006. As well, it provides an update to our “Management’s Discussion and Analysis” for the year ended December 31, 2005. The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2005. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 19 to the consolidated financial statements for the year ended December 31, 2005. Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated April 13, 2006.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FINANCIAL OVERVIEW

Our revenues for the three months ended March 31, 2006, increased 14% to $12.5 million compared to $11.0 million for the same period in 2005.  During the first quarter of 2006, engineering development revenue increased $4.3 million and product and service revenues decreased $2.7 million, or 25%, compared to the same quarter last year. The increase in engineering development revenue resulted from work performed and achievement of the milestones under the next generation automotive fuel cell and electric drive programs and the 1kW residential cogeneration fuel cell development program. Product and service revenue totaled $8.3 million for the current year quarter with product revenues of $5.4 million and service revenues of $ 2.9 million, compared to product revenues of $10.4 million and service revenues of $ 0.6 million in the first quarter of 2005. The decrease in product revenues primarily relates to the sale of our automotive system business, Ballard Power Systems AG (“BPSAG”), in August 2005, which resulted in no automotive system product revenues being recorded in the first quarter of 2006 compared to $4.5 million in the first quarter of 2005. We also had lower shipments of our previous generation automotive fuel cell engines in 2006, reflecting the timing of our customers’ vehicle deployments. Partially offsetting the decline in product and service revenues was an increase in service revenue of $2.3 million mainly driven by our contract to provide field service for fuel cell powered buses in Europe.

Our net loss for the three months ended March 31, 2006, decreased 47% to $17.2 million, or ($0.15) per share, compared with a net loss of $32.4 million, or ($0.26) per share, for the corresponding period in 2005.  Our lower net loss quarter over quarter resulted from a $4.3 million increase in engineering development revenues, and a $4.6 million improvement in product and service margins along with a $7.6 million decline in operating expenses and depreciation and amortization.  Our improved margins reflect increased service revenues and reductions in our warranty provisions from improved lifetime of our fuel cell bus engines and contractual expiries.  The decrease in operating expenses for the first quarter of 2006 compared to 2005 was primarily due to our sale of BPSAG, which accounted for $7.0 million of the reduction.

Operating cash consumption (see Non-GAAP Measures on page 12) for the three months ended March 31, 2006, decreased 50% to $12.1 million, compared to $24.4 million for the three months ended March 31, 2005.  The decrease in operating cash consumption was driven by lower losses and slightly higher capital expenditures and working capital requirements.

SIGNIFICANT DEVELOPMENTS

AUTOMOTIVE

In January 2006, we signed an $8.3 million contract to service 27 Mercedes-Benz Citaro Ballard fuel cell-powered buses that will run on European roads this year as a one-year extension to the CUTE (Clean Urban Transport for Europe) / ECTOS (Ecological City Transport System) Project, the two-year fuel cell bus demonstration that began in late 2003.

MATERIAL PRODUCTS

In 2005, we continued to work under a five-year contract, awarded in December 2001 and valued at $50 million, for the supply of carbon friction material for automatic transmissions.  During the first quarter of 2006, we were awarded a four-year extension of this contract, valued at approximately $40 million.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations.  The application of these and other accounting policies are described in note 1 to our 2005 annual consolidated financial statements and did not change in the three months ended March 31, 2006.  Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period.  There can be no assurance that actual results will not differ from those estimates.

REVENUE RECOGNITION

We earn revenues under certain contracts to provide engineering development services. These contracts provide for the payment for services based on our achieving defined milestones on the completion of certain product development programs. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones or on the percentage of completion method of accounting. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

Under the terms of certain other contracts, we also earn service revenue, which can be recognized based on the percentage of work completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to revenues previously recognized.

During the three months ended March 31, 2006 and 2005, there were no material adjustments to engineering development revenue and service revenue relating to revenue recognized in a prior period.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, we estimate the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at the time and reflect the expiry of contractual obligations. Adjustments to our warranty provision are recorded in cost of sales. As a result of these reviews and the resulting adjustments, our warranty provision and cost of product and service revenues for the three months ended March 31, 2006 and 2005 were reduced by a net amount of $2.3 million and $2.5 million, respectively.  The majority of our warranty provision is for automotive-related fuel cell products and the adjustments are driven by contractual expirations and changes in assumptions for operating hours and expected lifetime for our bus fuel cells.

INVENTORY PROVISION

In establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of current inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required. During the three months ended March 31, 2006 and 2005, inventory provisions of nil and $0.2 million, respectively, were recorded as a charge to cost of product and service revenues.

INVESTMENTS

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell product applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment in the value of these investments that requires recognition has occurred.  During the three months ended March 31, 2006 and 2005, no write-downs of our investments were recorded.

INTANGIBLE ASSETS AND GOODWILL

As a result of various acquisitions, we recorded a significant amount of intangible assets and goodwill on our balance sheet.  In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years.  At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment.  Among other things, this review considers the fair value of the business based on discounted estimated cash flows.  If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period.  During the three months ended March 31, 2006 and 2005, no write-downs of intangible assets or goodwill were recorded.

RESULTS OF OPERATIONS

Revenues for the three months ended March 31, 2006 were $12.5 million, a $1.5 million or 14% increase from the same period in 2005. The increase in revenues reflects higher engineering development revenue offset by lower automotive product and service revenues.

The following table provides a breakdown of our revenues for the reported periods:

	Three months ended March 31

	2006			2005

(Expressed in thousands of U.S. dollars)	Product and Service	Engineering Development	Total	Product and Service	Engineering Development	Total

Automotive	$3,686	$3,234	$6,920	$7,474	$—	$7,474
Power Generation	1,407	1,021	2,428	853	—	853
Material Products	3,188	—	3,188	2,661	—	2,661

	$8,281	$4,255	$12,536	$10,988	$—	$10,988

Automotive product and service revenues for the three months ended March 31, 2006, decreased by $3.8 million, or 51%, primarily as a result of our sale of BPSAG.  No automotive system product revenues were recorded in the first quarter of 2006, compared to $4.5 million in the first quarter of 2005.  We also had lower shipments of automotive fuel cell engines in the first three months of 2006 compared to the same period in 2005.  This reflects the timing of our Alliance partners’ fuel cell vehicle deployments, the majority of which occurred in 2004 and 2005.  The decrease in automotive product shipments was offset by an increase in automotive service revenue of $1.8 million as a result of increased service revenue for our customer’s bus fleets in Europe.

Automotive engineering development revenue of $3.2 million primarily reflects the completion of work and achievement of predefined development milestones of our development programs for our customers, the related costs of which are included in research and development expenses. The automotive engineering development revenue for the first quarter of 2006 resulted from our next generation automotive fuel cell engine and electric drive programs.

Power Generation revenues for the three months ended March 31, 2006 increased by $1.6 million, or 185%, compared to the same period in 2005, due primarily to engineering development revenues in the first quarter of 2006 from our next generation 1kW residential cogeneration fuel cell program and reflected the percentage of completion of our development programs for our customer, the related costs of which were included in research and development expenses.  Power Generation product and service revenues increased by $0.6 million compared to the prior year quarter as higher sales of our 1kW residential cogeneration and Mark 9 SSLTM fuel cells and higher non-recurring engineering service revenues were partly offset by a decline in sales of Ecostar™ power converters.

Material Products revenues for the three months ended March 31, 2006 increased by $0.5 million, or 20%, compared to the same period in 2005, due primarily to timing of customer orders.

Cost of product and service revenues for the three months ended March 31, 2006 were $4.3 million, a decrease of $7.3 million or 63% compared to the same period in 2005.  The decrease quarter over prior year quarter primarily resulted from lower automotive product revenues. Cost of product and service revenues for the first quarter of 2006 included a reduction of $2.3 million in warranty provisions related to contractual expirations, and improved lifetime for our bus fuel cells, compared to $2.5 million in the same quarter of 2005.

Research and product development expenses for the three months ended March 31, 2006 were $14.9 million, a decrease of $5.1 million or 26%, compared to the same period in 2005.  The principal driver of lower research and product development costs was our sale of BPSAG, which incurred $6.1 million of research and development costs during the first quarter of 2005.  Offsetting this decrease was an increase in expenditures for our next generation automotive fuel cell engine and electric drive programs and the next generation 1kW residential cogeneration fuel cell program during the three months ended March 31, 2006, compared to the same period in 2005.

Included in research and product development expenses for the three months ended March 31, 2006 and 2005, were costs of $6.6 million and $0.2 million, respectively, related to our achievement of predefined milestones for our customers under the current development programs for which we earned engineering development revenue.

General and administrative expenses for the three months ended March 31, 2006, were $3.6 million, a decrease of $0.8 million or 19%, compared to the same period in 2005.  The decline in general and administrative expenses is primarily a result of our sale of BPSAG in the third quarter of 2005 along with cost reduction initiatives that were implemented late in 2005.

Marketing expenses for the three months ended March 31, 2006, were $1.9 million, a $0.1 million or 7% decrease from marketing expenses in the same period of 2005. The decrease in marketing expenses reflects the sale of BPSAG in 2005, offset by increased activities in the Japanese market.

Depreciation and amortization was $5.4 million for the three months ended March 31, 2006, a decrease of $1.5 million or 22% compared to the same period in 2005. Lower intangible asset balances in 2006, due to certain write-downs in the second half of 2005, resulted in lower depreciation and amortization during the current quarter compared to the prior year.

Investment and other income was $2.0 million for the three months ended March 31, 2006, compared to $2.3 million for the corresponding period in 2005.

The following table provides a breakdown of our investment and other income and foreign exchange gain (loss) for the reported periods:

	Three months ended March 31

(Expressed in thousands of U.S. dollars)	2006	2005

Investment and other income	$2,163	$1,589
Foreign exchange (loss) gain	(170)	734

	$1,993	$2,323

Investment and other income, excluding foreign exchange gain (loss), was $2.2 million for the three months ended March 31, 2006, an increase of $0.6 million, or 36%, compared to the same period in 2005. The improvement was a result of higher interest rates, partly offset by the effect of lower average cash balances.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary assets over the respective periods. The foreign exchange loss for the three months ended March 31, 2006 results primarily from the slight weakening of the Canadian dollar from the beginning of the current quarter to the end.  The foreign exchange gain for the three months ended March 31, 2005 results primarily from a foreign exchange gain on CAD$55 million (U.S.$44.9 million) received in equity financing in January 2005 due to a 1.3% strengthening of the Canadian dollar relative to the U.S. dollar.  We hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars.  Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $221.2 million as at March 31, 2006, a decrease of $11.8 million from the end of 2005.  The decrease was driven by net losses (excluding non-cash items) of $7.9 million, capital expenditures of $1.3 million, and working capital cash outflows of $2.8 million.

Cash, cash equivalents and short-term investments were $260.5 million as at March 31, 2005, an increase of $20.2 million from the end of 2004.  The increase in the first quarter of 2005 was primarily driven by $44.9 million (CAD$55 million) in equity funding, partly offset by net losses (excluding non-cash items) of $21.8 million, an increase in non-cash working capital requirements of $2.1 million and investing outflows of $0.7 million (excluding an increase in short-term investments).

For the three months ended March 31, 2006, working capital requirements resulted in cash outflows of $2.8 million compared to $2.1 million for the corresponding period in 2005.  In the first quarter of 2006, working capital outflows were largely a result of cash outflows from accounts payable and accrued liabilities of $5.2 million, primarily as a result of payments of 2005 employee bonuses.  Lower warranty liabilities, down $2.9 million from the prior quarter, were driven by expenditures against our warranty reserves to service vehicles in the field and reduced warranty provisions for our automotive fuel cells due to contract expirations and improved lifetime expectancy for our bus fuel cells, respectively.  Cash outflows related to inventory were $1.2 million as we increased inventory purchases to support our service requirements and to begin production of our next generation automotive fuel cells.  The above working capital outflows were partially offset by an increase in deferred revenue of $3.7 million, representing the receipt of service revenue prior to the revenue being earned and improved accounts receivable cash flows of $2.4 million due to the timing of collections.

The cash outflow related to working capital for the three months ended March 31, 2005 was primarily driven by a decline in accounts payable and accrued liabilities of $4.7 million due to the payment of employee bonuses for 2004 along with reduced expenditures relative to the preceding quarter.  In addition, contributing to the net cash outflow was an increase in inventory of $2.5 million due to service requirements for fuel cell bus field trials, a decline in deferred revenue of $1.1 million as we met obligations to provide services and recognized as revenues previously received deposits and a net decrease in accrued warranty liabilities of $1.1 million due to reversals of bus fuel cell warranty obligations.  These increases in working capital requirements were partly offset by lower accounts receivable of $4.6 million due to reduced revenues and lower working capital requirements of $2.2 million related to assets and liabilities held for sale, which represent changes in the non-cash working capital of BPSAG.  BPSAG’s working capital requirements decreased during the quarter primarily due to lower accounts receivable resulting from invoice timing and lower revenues, and reduced inventory due to shipments of product to automotive customers, partly offset by lower accounts payable and accrued liabilities due to the timing of the payment of employee bonuses for 2004 and reduced spending relative to the preceding quarter of December 2004.

Investing activities resulted in cash outflows of $57.6 million for the three months ended March 31, 2006, compared to $63.3 million in 2005.  Changes in short-term investments resulted in outflows of $56.6 million in the first quarter of 2006.  Balances changed between cash equivalents and short-term investments as we made investment decisions with regards to the term of investments in response to changes in yield curves in order to maximize our investment returns.  Capital spending of $1.3 million for the three months ended March 31, 2006 was primarily for manufacturing, test and computer equipment.  Investing activities resulted in cash outflows of $63.3 million during the first quarter of 2005.  Changes in short-term investments resulted in cash outflows of $62.5 million.  Capital spending of $0.5 million for the three months ended March 31, 2005 was primarily for lab and test equipment and computer equipment.

Financing activities resulted in cash inflows of nil for the three months ended March 31, 2006, compared to $44.9 million in 2005.  Financing activities for the three months ended March 31, 2005, reflect equity funding received from DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”).

As at April 13, 2006, we had 113,183,643 common shares, one Class A share and one Class B share issued and outstanding. Also at that date, we had stock options to purchase 6,005,478 of our common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2006, we had cash, cash equivalents and short-term investments totaling $221.2 million.  We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cell products, carbon fiber products and electric drive systems, the purchase of equipment for our manufacturing and testing facilities, the further development of low-cost manufacturing processes and business systems, and the development of our product distribution and service capabilities.

At this stage of our development, we expect to record losses for at least the next several years as we continue to make significant investments in research and development necessary to commercialize our products.  Also, because of a number of factors such as lack of data from established markets and product market trends, we are not able to accurately and reliably determine the timing of achieving positive cash flows.  Moreover, several of the key factors that influence such determinations are not under our control, including: timing and quantity of products our customers bring to market; market acceptance of such products; the extent of government support or regulation for the adoption of fuel cell technologies; and development of the hydrogen infrastructure required to support our products.

Our financial strategy is to manage our cash resources with strong fiscal discipline; focus on markets where development funding (engineering development revenue) is available to support product development activities; license technologies in cases where it is advantageous to us; and access available government funding for research and development projects.  In addition, we will likely need to access additional funding in the next few years, depending on the timing and impact on cash requirements of the various factors noted above.  This may include financing from public equity markets or strategic investors.  Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

Our actual funding requirements will vary based on outcomes of the various factors noted above; our relationships with our strategic partners; our success in developing new relationships with customers; our success in generating revenue growth from near-term product opportunities, such as residential cogeneration in Japan and materials handling applications; our working capital requirements; foreign exchange fluctuations; and the progress and results of our research, development and demonstration programs.

Our operating cash consumption (see Non-GAAP Measures) for the first quarter of 2006 was $12.1 million, compared to $24.4 million for the first quarter of 2005 of which $4.8 million related to BPSAG.  We continue to expect our operating cash consumption for 2006 to be in the range of $50 to 65 million.

We expect overall revenues for 2006 to increase to between $55 and $65 million compared to $53.7 million in 2005.  Engineering development revenue for the next generation automotive fuel cell and electric drive programs is expected to improve in 2006 as our programs advance and we continue to meet our customer milestones.  In addition, we expect to see increased engineering development revenue from our next generation 1kW residential cogeneration fuel cell program.  Automotive and power generation product and service revenues for 2006 are expected in total to be comparable to 2005.  For power generation, increased sales of our 1kW residential cogeneration fuel cells and Mark9 SSL™ fuel cells will be offset by lower sales of our Ecostar™ power converters.  Material product revenues are also expected to be slightly higher in 2006.

DaimlerChrysler and Ford have jointly signed development agreements under which activities commenced in 2005.  The joint development agreements will provide us with future development funding of up to $42.2 million, which we record as engineering development revenue.  We will receive future funding of up to $29.6 million for the development of the next generation automotive fuel cell subject to achievement of technical milestones and up to $12.6 million for the development of the next generation fuel cell electric drive, subject to our completion of work.  This excludes product revenues expected from these programs.

Through our agreement with EBARA Corporation (“EBARA”) and EBARA BALLARD Corporation (“EBARA BALLARD”), we will receive $15.0 million in future engineering development revenue through to 2008 for the development of our next generation 1kW residential cogeneration fuel cell product, subject to the completion of the work pursuant to technical milestones under the development program.  We will also receive an equity investment from EBARA of $5.9 million in September 2006.  In addition, we will receive future license fees of $15.9 million net of taxes will be received between 2006 and 2008.  We will use the proceeds from these license fees and the equity investments in us from EBARA to make $25.3 million in equity contributions to EBARA BALLARD between 2006 and 2008.  The equity contributions represent our proportionate share of EBARA BALLARD’s funding requirements to support its development costs for the next generation 1kW residential cogeneration fuel cell system.

We believe that our cash, cash equivalents and short-term investments are sufficient to meet our planned growth and development activities through approximately the end of 2009.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

We did not have any material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.  Periodically, we use forward foreign exchange contracts to manage our exposure to currency rate fluctuations.  We record these derivatives at their fair value as either assets or liabilities on our balance sheet.  Any changes in fair value are recorded in our net loss.  As at March 31, 2006, no material forward foreign exchange contracts were outstanding.

As at March 31, 2006, there were no significant changes in our contractual obligations and commercial commitments from those reported in our “Management’s Discussion and Analysis” for the year ended December 31, 2005.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, and our equity-accounted investees. The prices and terms of sale and purchase transactions with related parties are in accordance with normal trade practices. Related parties include DaimlerChrysler, Ford, and EBARA BALLARD. We earn revenues from related parties from the sale of products and related services and from engineering development revenues. We also purchase supplies and services from related parties, which are used in the production of our fuel cell and related products. We provide funding to related parties for the purposes of conducting research and development on our behalf and have in the past paid fees for certain administrative services. We have also in the past purchased intellectual property and obtained from and granted licenses to related parties.

Related party transactions for the periods indicated are as follows:

	Three months ended Mar 31

(Expressed in thousands of U.S. dollars)	2006	2005

Transactions during the period with related parties:
Revenues from products and service, and engineering development	$7,297	$6,439
Purchases	$111	$272
Contract research and development expenditures	$—	$111

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

	Quarter ended

(Expressed in thousands of U.S. dollars, except per share amounts)	Mar 31 2006	Dec 31 2005	Sep 30 2005	Jun 30 2005

Product and service revenues	$8,281	$10,629	$7,631	$8,951
Engineering development revenue	4,255	7,038	8,496	—

Total revenue	$12,536	$17,667	$16,127	$8,951
Net loss	$(17,184)	$(16,146)	$(8,893)	$(29,498)
Net loss per share	$(0.15)	$(0.14)	$(0.07)	$(0.24)
Weighted average common shares outstanding (000s)	112,861	112,725	119,779	123,678

	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004

Product and service revenues	$10,988	$19,249	$22,611	$15,407
Engineering development revenue	—	1,285	1,019	5,763

Total revenue	$10,988	$20,534	$23,630	$21,170
Net loss	$(32,446)	$(55,108)	$(52,581)	$(30,555)
Net loss per share	$(0.26)	$(0.46)	$(0.44)	$(0.26)
Weighted average common shares outstanding (000s)	122,732	118,694	118,515	118,385

Summary of Quarterly Results:  There are no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods are affected primarily by the following factors:

•

Product and service revenues: Product and service revenues for the past four quarters were lower than the corresponding prior year’s quarters and were a result of shipments through 2004 for product deliveries related to our fuel cell bus program to customers in California and China, and higher shipments in 2004 of our previous generation automotive fuel cell engines, which reflect the timing of our customers’ fuel cell vehicle deployments.  As a result of our sale of BPSAG, there were no automotive system revenues in the first quarter of 2006 and fourth quarter of 2005.  Service activities increased in the fourth quarter of 2005 and first quarter of 2006 and related mainly to our fuel cell bus program.

•

Engineering development revenue: Variations in engineering development revenue reflect the timing of customer development programs and milestone achievements under those programs. Lower engineering development revenue negatively impacted the first and second quarters of 2005, due to the completion of the previous generation automotive fuel cell engine development program while the commencement of revenues under the next generation vehicular fuel cell and electric drive program was reflected in the increase in engineering development revenue in the third and fourth quarters of 2005 and first quarter of 2006.  The first quarter of 2006 and fourth quarter of 2005 were also positively affected by the commencement of revenues from our next generation 1kW residential cogeneration fuel cell development program.

•

Gain (loss) on assets held for sale:  The net loss for the third quarter of 2005 was significantly impacted by a $17.8 million gain on assets held for sale related to the sale of BPSAG.  The net loss for the third quarter of 2004 was impacted by a $23.1 million loss related to the same transaction.

•

Loss on disposal and write-down of long-lived assets:  The third quarter of 2005 and the fourth quarter of 2004 included write-downs of $7.4 million and $13.2 million, respectively, for capital assets and intellectual property associated with our Ecostar™ power converter. The net loss for the fourth quarter of 2004 also reflects write-downs of investments of $2.5 million.

•

Operating expenditures:  For each of the past four quarters, quarterly operating expenditures decreased relative to the corresponding periods in prior years.  Operating expenditures in the first quarter of 2006 and fourth quarter of 2005 decreased compared to previous quarters as the activities of BPSAG were no longer included.  In addition, the winding-down of the previous generation automotive fuel cell engine program through late 2004 and early 2005 along with the benefits of cost reduction initiatives contributed to the decreasing operating expense quarter over prior year quarter.

•

Depreciation and amortization: Depreciation and amortization subsequent to the second quarter of 2004 was lower because we stopped recording depreciation and amortization on the long-lived assets of BPSAG held for sale.  Depreciation and amortization in quarters for 2006 and 2005 was also lower because of write-downs of intellectual property in December 2004 and September 2005.

RISKS & UNCERTAINTIES

Risks and uncertainties related to economic and industry factors are described in detail in our 2006 Annual Information Form and remain substantially unchanged.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Operating cash consumption measures the amount of cash required to fund the operating activities of our business and excludes financing and investing activities except for additions to property, plant and equipment.

(Expressed in thousands of U.S. dollars)	Three months ended March 31

Operating cash consumption	2006	2005

Cash used by operations	$(10,778)	$(23,938)
Additions to property, plant and equipment	(1,334)	(471)

Operating cash consumption	$(12,112)	$(24,409)